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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(D)(1) Or Section 13(E)(1)
Of The Securities Exchange Act Of 1934

SangStat Medical Corporation
(Name Of Subject Company (Issuer))

Genzyme Corporation
Swift Starboard Corporation
(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.001 per Share
(Title of Class of Securities)

801003104
(CUSIP Number of Class of Securities)

Peter Wirth
Genzyme Corporation
One Kendall Square
Cambridge, MA 02139
Telephone: (617) 252-7500
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:

Paul Kinsella
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation	Amount Of Filing Fee

Not Applicable*	Not Applicable*

*
A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A
☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

GENZYME CORPORATION

Moderator: Henri Termeer
August 4, 2003
10:00 a.m. CT

Operator: Good day and welcome everyone to today's Genzyme Corporation conference call. This call is being recorded.

  At this time, for opening remarks and introductions, I would like to turn the call over to the Vice President, Investor Relations—Miss Sally Curley. Please go ahead, ma'am.

Sally Curley: Thank you and good morning.

  During the call today, we will be making forward-looking statements. These statements are subject to risks and uncertainties, and our actual results may differ materially from those projected in these statements.

  Please refer to the factors affecting future operating results, filed as Exhibit 99.2 to our 2002 Annual Report on Form 10-K for a complete list of these risks and uncertainties.

  We undertake no obligation to update the forward-looking statements made today by either Genzyme or SangStat.

  In addition, we'd like to let you know that this announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of SangStat Medical Corporation common stock. Genzyme Corporation has not commenced the tender offer for shares of SangStat Medical Corporation common stock described in this announcement. Upon commencement of the tender offer, Genzyme Corporation will file with the Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter or transmittal, and other related documents. Following commencement of the tender offer, SangStat Medical Corporation will file with the Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9. Shareholders should read the offer to purchase and solicitation/recommendation statement and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the tender offer. Shareholders can obtain these documents when they are filed and become available free of charge from the Securities and Exchange Commission's website at www.sec.gov, or from Genzyme Corporation by directing a request to Genzyme Corporation, One Kendall Square, Cambridge, MA 02139, Attention: Investor Relations, or from SangStat Medical Corporation by directing a request to SangStat Medical Corporation, 6300 Dumbarton Circle, Fremont, CA 94555, Attention: Corporate Communications.

  With that, I'd like to turn the call over to our Chairman and CEO—Henri Termeer.

Henri Termeer: Thank you, Sally. And thank you, everybody, joining us this morning.

  This is indeed a very exciting moment for us.

  I have on the call quite a few people. Specifically, I would like to introduce Rick Murdock—the Chairman and CEO of SangStat is on the call and will make some comments. Also Mike Wyzga, our Chief Financial Officer, is on the call, and he will explain the structure of the deal. Jim Geraghty, who has been primarily responsible on Genzyme's side to bring this transaction together, will make some comments on the business context of the deal. And Dr. Naseem Amin, a nephrologist, will make some comments with regard to Thymoglobulin, which is a very important driver in this transaction.

  But the overall driver here is really a strategic decision by Genzyme many years ago to start to focus on immune mediated diseases. We have a number of internal programs ongoing in this field—some in the clinic—like the TGF beta program, with Cambridge Antibody Technology, in the scleroderma field; others in pre-clinical—like 29155 in MS. Both TGF beta and 29155 are also being evaluated for potential uses in transplantation.

  Of course, the transplantation and the immune consequence of transplantation is one of the most focused, interesting and high-value areas of immune mediated programs. And we have been for a long time been interested to enter this field. It's very high value. It is very specific in terms of the marketplace. This—the patients are extremely well identified. The number of call points are extremely well identified.

  And increasingly, through our activities in the nephrology field—through Renagel—we came closer and closer to the transplantation part of that field, as well.

  Rick Murdock and I know each other for many, many, many years—going back to Baxter days over 20 years ago. We have started a contact with SangStat over two years ago. We stayed in very close touch. And the moment became right during this year for us to do a transaction together.

  As we both followed the results—and the excellent results, actually—of SangStat, both in the marketplace and in the pipeline development, and as we saw a number of issues with Genzyme becoming better defined—specifically the restructuring—financial restructuring transaction that took place earlier in July, but also the approvals of Fabrazyme and Aldurazyme—so we feel very, very strongly at this moment to take on this additional program and merge SangStat into the Genzyme picture.

  There are a number of pieces to SangStat. Very excitingly, SangStat is a profitable company.

  It has one very strong program—the Thymoglobulin program—that really represents what you could say an old product, but a product that has been growing very, very nicely and is still at a relatively early stage of its market penetration globally. It grew first half this year versus first half last year by over 20 percent—I think it was actually 26 percent. It grew about 38 percent internationally, 31 percent in the United States.

  And we are extremely excited about introducing this program into the Genzyme global infrastructure. We think we can have tremendous leverage in driving the ongoing development of the program, just from the plain sales coverage point of view—global sales coverage point of view.

  Second part is Thymoglobulin has many label opportunities left. SangStat did announce number of trials that are being contemplated that would further strengthen the label for broader use. And Dr. Amin will give us some further insight in this.

  So SangStat, in the first place for us, is a strategic fit in the immune mediated disease area because it allows us to be in this market on a global basis with a very strong program that has proven itself over a number of years and that has recently become the standards of care in a number of particular—particularly interesting transplantation indications.

  But it also has other programs—like RDP-58, which has much been talked about, which is in a very much broader marketplace. This program does have a number of interesting applications that Genzyme probably will develop directly itself, but it also has some very generalized indications like ulcerative colitis, which will probably be ideally suited for a strategic relationship that SangStat was developing. And Rick Murdock will give us some further details on that program.

  So we very excited about this. We are very excited about the focus of this company. It is a tightly run company that we got to know well over the years, with a highly competent organization, a European production capability in an area where we are quite familiar with production. And we think with that, it will be in very straightforward task and a very exciting task indeed to merge this company into the Genzyme infrastructure.

  With that, let me ask Rick Murdock to make a few comments from the SangStat's point of view.

  Rick?

Rick Murdock: Thank you, Henri. Thank you very much.

  This is a very exciting day for SangStat. And as you have heard, the synergies between Genzyme and SangStat are clear. And we are very excited to be announcing this agreement this morning.

  Many of the programs SangStat has so aggressively pursued fit well within Genzyme's own development and commercialization efforts. Our work in transplantation, immunology, hematology, oncology, and our support of polyclonal antibody research has the potential to add significant value, we believe, to Genzyme's programs.

  SangStat has been successful in recent years by becoming profitable while increasing the breadth and depth of our pipeline. And for that, we are all very proud.

  Just this past April, we announced the successful Phase two clinical trial results of our lead pipeline product, RDP-58, in ulcerative colitis—demonstrating that SangStat possessed the ability to invent and develop a successful new drug.

  As I mentioned during our recent second quarter earnings conference call, since announcing these positive results, we have contemplated the best approach both to funding RDP-58's development and to generating the most value for SangStat shareholders.

  Last week, during our investor call, I focused primarily on potential partnerships of RDP-58 in the GI arena. I want to reiterate that these partnering discussions have been progressing rapidly, and we are pleased that Genzyme plans to continue these discussions—focusing on companies with the resources to develop and market this high-potential product across the large medical community that treats gastrointestinal diseases.

  However, we believe that joining SangStat's team of skilled professionals with expanded resources and new expertise from Genzyme will maximize the potential of our entire product pipeline and speed new products to patients.

  I want to thank all of you for supporting SangStat, and I hope that you will join me in recognizing the tremendous value that this transaction brings both to SangStat's products and to its shareholders.

  And with that, I'll turn it back to Henri.

Henri Termeer: Thank you, Rick, for those comments.

  Mike Wyzga, our Chief Financial Officer, will now go through the financial structure of the transaction. Mike?

Mike Wyzga: Thank you, Henri.

  Let me take the next few minutes to describe both the terms of the transaction, as well as the financial impact of the transaction to Genzyme Corporation.

  As you probably read, the acquisition will take the form of an all-cash tender offer. Under the terms of this agreement, Genzyme will acquire approximately 26.5 million shares outstanding of SangStat. And this will be done for $22.50 per share. The $22.50 per share transaction represents a premium of about 45 percent over the SangStat closing price as of August 1st.

  Over the next 30 days, we expect to achieve a majority of the percent of the tender offer.

  With regards to the financial impact to Genzyme, if we assume a September completion, we expect the transaction to be dilutive in 2003 into 2004 on a GAAP basis. Now, this is due to the expected increase in amortization associated with the purchase accounting.

  Excluding amortization, we expect the transaction to be neutral to slightly accretive to Genzyme's earnings in both 2003 and 2004 and accretive to our earnings thereafter—again, if you exclude the impact of amortization going forward.

  Now, inherent in some of the earnings estimates are the assumptions of three major facets that'll impact our earnings.

  The first is that we'll have less interest income, due to the lower Genzyme cash balances. Now, this will be somewhat offset by the continuation of the earnings growth, primarily due to Thymoglobulin.

  And lastly, we expect to benefit from the business synergies in some of the savings. Now, a lot of those savings are associated to our expectations of lower public company expenses such as filing fees, registration fees and those type of things.

  We anticipate that we will incur potential charges in this quarter. And this is associated with the purchase accounting. These will include some of the things associated with in-process R&D. And we expect the preliminary purchase accounting analysis to be completed over the next three weeks.

  As we complete the transaction, we'll provide you with an update at the close.

  The total cost of the transaction is expected to be about $600 million in cash. And we'll use our $1.3 billion of cash balances to execute the transaction.

  After the close, we will retain about $700 million in cash and cash equivalents.

  In addition, as of the end of Q2, SangStat had about $97 million in cash and cash equivalents.

  And just a reminder, we expect to generate approximate $100 to $125 million in pre-cash flow this year for Genzyme Corporation.

  So we feel fairly comfortable with our cash position upon the completion of this transaction.

  So let me pause there, turn it back over to Henri, and open it up to question and answers.

Henri Termeer: All right. Thank you, Mike.

  Jim Geraghty, can you make a few comments on the business context?

Jim Geraghty: Yes, Henri. Thank you.

  Let me make a few brief comments on Thymoglobulin and the potential received for it. I will, as Henri mentioned, then turn it over to Naseem to provide some of the clinical background for this beliefs, and then talk briefly about how Genzyme views the leading products in SangStat's pipeline.

  With regard to Thymo, let me just say that for the last several years, based on the work SangStat has done, Thymoglobulin clearly has been established as the leading immunosuppressant product in solid organ transplantation—shown in several clinical studies to be superior to other leading agents. As a result, it has shown significant growth over the last several years.

  However, despite the fact that the product has been on the market for a number of years, we believe that it is actually still early in the realization of its long-term potential.

  In going forward, we see three sources of significant continued growth. The first of these is within solid organ transplantation, through the growth in induction regimens. The second is in addition indications outside of solid organ transplantation—or outside kidney transplantation, such as other solid organs, as well as in bone-marrow transplantation and other therapies. And thirdly, we see a potential for significant growth going forward in countries outside the United States, Europe, Asia, and Latin America.

  And for the basis for those, let me turn it over to Naseem—talk about some of the clinical studies that have been done and that Genzyme contemplates conducting going forward.

Naseem Amin: Thank you, Jim.

  In the next few minutes, what I'd like to do is give you a brief overview of how the biological immunosuppressant market lays out today, and how we believe that is still very significant opportunity for growth in the future.

  Today, currently, biological agents are being used in two manners: those they are initially used in induction—and that is to prevent an acute rejection. And then following transplantation, they're also used when an acute rejection episode occurs, to salvage the kidney.

  Head-to-head trials have been done against other agents in both acute rejection and in induction, and Thymoglobulin has been—has very significant benefits over the other agents—and hence, the rapid growth in Thymoglobulin use in the last four, five years.

  However, the transplant world is changing. The current world where these agents are being used in is for high-risk transplantation. Those patients are cadaveric transplants, patients who have poor mismatch are having induction agents being used.

  But people are now increasingly moving towards living related donor transplantation, and that now accounts for over 50 percent of transplantation. And in this world, what people are using induction agents for is to try and minimize chronic immunosuppression.

  I would like to remind you despite everything we've done to date, 50 percent of patients lose their kidney within 10 years, and many believe—the thought leaders believe that this is due to the chronic immunosuppressant regimens we're using today.

  So there is a plethora of data that has come out in the last two, three years that using induction agents—and specifically using Thymoglobulin—and most people believe that this is the leading class agent that will be used in this world—you can minimize chronic immunosuppression.

  And SangStat have announced very recently that they're initiating trials in these areas. We believe today that induction is the way of the future. And to remind you in the U.S. Thymoglobulin does not have a label for induction and we plan to expand our clinical development to include that.

  We're also planning to continue and get the label for living related donor transplantation using steroid sparing regimens. Also to look at inhibitors, sparing trials in living related donors and in capillary transplants as well as looking at this in liver transplant patients.

  There have been a number of individual studies done by centers around the world showing that this is indeed possible. And this is what has led us to believe that bringing Thymoglobulin in to the Genzyme family where we can leverage our broad clinical development experience around the world and infrastructure would allow us to successfully complete these trials. We have pilot data from a number of centers showing this is indeed possible. With that I'll toss it back to Henry.

Henry Termeer: All right, thank you very much Naseem. Could I ask now the Operator to go to Q&A?

Operator: Thank you, sir. If you would like to ask a question today, please press star key followed by the digit one on your touch-tone phone. If you're on a speakerphone, please be sure to turn off your mute function in order for your signal to reach our equipment. Once again if you would like to ask a question today, please press the star key followed by the digit one.

  We go first to Elise Wang with Smith Barney.

Elise Wang: Thank you for taking my question. I was wondering if you could elaborate on the timing of this deal. Why now? Obviously, in terms of Genzyme there's a lot on your plate. In terms of product launches that you're doing with Fabrazyme and Aldurazyme, you just recently folded in the tracking stocks. So I was trying to get a better understanding of why this transaction is happening now.

Henri Termeer: I think, Elise, now is an excellent time for us because we've got a lot of stuff behind us. Aldurazyme and Fabrazyme are behind us. They're now in a launch phase. And that's done by our LSD organization that has been working in this field for a long time. And we're extremely excited about how that's progressing. This will not impact that at all.

  The financial restructuring activity simplified the financial structure of the company. That was applauded by everybody and that's behind us too. And this particular opportunity is an opportunity that really allows us to become a player in the marketplace in immune mediated diseases, a field—an area that we've often talked to you about that is of great interest to us.

  We have clinical trials going on in a number of areas. We have pre clinical work going on in a number of areas. And this allows us to be a participant in this marketplace, there's some best in class products that has long legs left. So we feel very good about it. We're acquiring an organization that has stood the test of time. That's very focused and went from a development organization to a conventional organization while still maintaining very good clinical activities as shown by the program that Rick mentioned RDP-58.

  So we think this is the very best time for us to add something in because we are doing it at the moment of true strength.

Elise Wang: OK. In that regard, can you speak to how you plan to integrate SangStat into your organization? What do you anticipate in terms of how it operates going forward?

Henri Termeer: This is a small organization, about 300 people. There's a French manufacturing organization that we don't anticipate any changes in. Our individual marketing organizations globally that we would anticipate starting to work closely with our subsidiaries in the different markets. And some markets like in Latin America, there's not really any commercial activity going on and there we have to build them. But we've, you know, a lot of experience in doing that as a result of products like Renagel as well.

  We at this moment are contemplating to continue to do the work RDP-58. That has been initiated by SangStat. And the organization which is a relatively small organization in California we would anticipate would continue to be involved with that.

  The marketing organization, sales and marketing organization will very nicely fit in to our organization her. So we expect this integration to be obviously something where the fine tuning will be done over the next month or so as this transaction is pending and people get to know each other. We'll actually be very, very straight forward.

Elise Wang: OK. And then just one other question in terms of Thymoglobulin and its market, could you give us a sense of the size of the market dollar wise? And what's the inherent growth in that market?

Henri Termeer: Steve.

Steve Dance: Yes, we can answer that probably on this side. Let's start with North America with Steve Aselage.

Steve Aselage: Sure, this is Steve Aselage. I can answer for the North American market. Currently the North American market is slightly over $100 million, somewhere in the $110 to $115 million range. That's IMS data, which is not 100 percent accurate but is pretty close.

  That market has grown slightly in excess of 10 percent a year for the last three to four years. A good bit of that growth has actually been driven by introduction of Thymoglobulin and increased use of Thymoglobulin in that marketplace.

Rick Murdock: You want to talk a little bit about Europe and the rest of the world, Steve Dance.

Steve Dance: OK. In terms of Europe, in addition to have sales in the inaudible transplantation area, we also have approvals for these products in the aplastic anemia. And we see more sales in the hematology area than we do in the U.S. at the moment. I would say the overall market is growing at a single digit rate. We have had success in growing our own sales in Europe and the rest of the world, as Henri mentioned, with growth of about 38 percent in the first half of this year versus the first half of 2002.

Rick Murdock: This is Rick Murdock, again. I would also say that there's, I think, some tremendous growth opportunities as Henri mentioned in areas outside of Europe and the U.S., Latin America, Japan, Asia Pacific. But we have not had the infrastructure or the marketing organization to really promote this product. And I think we're looking forward to being able to utilize the Genzyme organization to be able to accelerate growth in those areas where we know there are some tremendous opportunities.

Steve Aselage: Steve Aselage again. I pulled a couple of quick numbers. IMS data for U.S. market was $117 million in 2002. It was $94 million in 1999. So you've seen some steady growth over the last four years.

Henri Termeer: OK. And there's a tremendous amount of market potential left. And beyond this since only a very small percent of the global population that could be relevant for induction is actually getting induction this time. So we believe this market has significant amount of growth left. Next question.

Operator: We go next to Geraldine O'Keeffe with Fortis Bank.

Geraldine O'Keeffe: Hello. I just had a follow up question on that. I'm just wondering if you can expand a little on the new label they're talking about the—where you have to do more clinical trials to get this label as an induction agent. And what do you see as being the full potential for this product worldwide?

Henri Termeer: Yes, I think that's a very good comment. And the additional trials that were mentioned by Dr. Amin were actually directed to label expansions. There's a tremendous opportunity here for label expansion and for labels to be lined up appropriately. At the moment, we have a very different label for this product in Europe or some European markets versus the United States. Additional clinical work must be done. We want to do this, because that really would provide the back up for adoption, speedy adoption. Naseem, do you want to make any comments on the label work?

Naseem Amin: Yes. Certainly we will plan to do a pivotal trial that will get us a label in induction in the existing market today. I would also remind you that induction is still probably around only 50 percent of all transplantation. Today you're getting induction. And that the real opportunity for further growth beyond this market today is in those patients who are not getting induction. And the reason those patients will get induction is because you want to eliminate one of the other chronic immunosuppressants which leads to 50 percent of transplants being lost. And that's where the transplant world is moving to. And that's where we see the opportunity for label expansion significantly giving us upside in the future.

Geraldine O'Keeffe: Could you perhaps suggest will these be very large trials? And will they be long trials?

Naseem Amin: No. The market—the studies—the FDA has very clearly outlined what is needed to get agents approved. Usually you need a one-year follow up study. And you need to show that you have acute rejections within a certain range. And you need to show that solid organ—certainly kidney transplant one-year survival is around 95 plus percent, which is what it is today. And those studies are well characterized. Many companies have done them. And we don't see that as being a particular challenge.

  And we have data from the induction trial that was done which was announced last year comparing against Simulect the other agent. And that was a one year trial completed. And in that trial, there was a 50 percent reduction in acute rejection episodes with a comparable one year survival.

Geraldine O'Keeffe: Will that trial be sufficient to register with the FDA for an expanded label?

Naseem Amin: We would plan to do a trial that would get us a label. That trial will not be enough.

Henri Termeer: That trial was not considered to be enough.

Geraldine O'Keeffe: OK. Thank you.

Henri Termeer: Next question.

Operator: We go next to Meirav Chovav with UBS.

Meirav Chovav: Hi, this is Meirav. And my question has to be—sorry my question has to do with more with the products that you're getting from SangStat in terms of what is the next step here in terms of the clinical filing plans for RDP-58 in both the U.S. and the EU? And are there any clinical trials in the U.S.?

Henri Termeer: Rick, do you want to comment on RDP-58?

Rick Murdock: Yes, I would. In fact, I'm going to ask R.J. Tesum who is our Senior Vice President of Clinical Development to talk a little bit about what we've done and what the strategy is moving forward.

R.J. Tesum: Thank you, Rick. This is R.J. Tesum from SangStat. And the development for RDP-58 for the first phase has focused in European development. And we have completed both phase II trials in both Crohn's Disease and ulcerative colitis. And we have announced those very strong results in ulcerative colitis almost three, maybe four months ago.

  In the United States, our plan is to meet with the FDA in the near future and exactly define what the development pathway needs to be for RDP-58 and ulcerative colitis. We would anticipate that meeting to occur in the near future. And once we have spoken with the FDA, we will better understand not only the registration pathway but the resources that will be needed to do that.

  Now the FDA is not completely naïve about RDP-58. We have an IMD open with RDP-58 in chemotherapy induced diarrhea which is really a form of mucositis that occurs in patients who are getting chemotherapy for malignancies. So the FDA is familiar with the drug. They have all ready improved an IMD. We have announced strong phase two results. And our goal now with Genzyme is to proceed rapidly towards a registration strategy and execute the strategy.

Meirav Chovav: How many sales reps does SangStat have? And are you also going to use the renal salesforce to market?

Henri Termeer: Rick, can you comment on the SangStat sales force?

Rick Murdock: I'm going to ask Steve Aselage to comment on the U.S. and then we'll cover Europe.

Henri Termeer: OK.

Steve Aselage: In the U.S., we have a small field group. We have 21 salespeople. Three managers. A small national accounts group and a six person medical science liaison group. And we also have a four person group in Canada.

Meirav Chovav: And are you thinking the Renagel sales force would help with Thymoglobulin?

Henri Termeer: Absolutely. Of course, Renagel is sold generally in nephrology community, not necessarily specifically in the transplant part of that community. But there is a touching point that is very exciting and enriches our presence in that particular aspect of the market. It will give us further leverage in the U.S. but that leverage is yet much greater internationally where the presence of SangStat is much less pronounced.

Rick Murdock: Just a quick comment on our organization in Europe. We have our direct field, sales and marketing group with mostly field based of about 35 people in Europe, which we anticipate will integrate well into the Genzyme structure.

Steve Aselage: This is Steve Aselage, again, if I can interject one other thing. There is a significant interaction between the transplant specialist and the referring nephrologist. And to a large extent, the nephrologists are influenced by the transplant centers. So we feel that there are some synergies going both ways with this transaction.

Meirav Chovav: OK.

Henri Termeer: Thank you. Next question.

Operator: We go next to Dennis Harp with Deutsche Bank.

Dennis Harp: Congratulations both on a financially attractive and strategically attractive transaction. On Thymoglobulin, can you break out what the U.S. sales are and the European sales?

Henri Termeer: Steve, can you a comment on that?

Steve Dance: Yes, this is Steve Dance. The Thymoglobulin U.S. sales looking at the first half of '03, versus the first half of '02. The first of half '03 was $29.1 million versus $24.1 million in the prior year. That's a growth of 21 percent half year over half year. In Europe the comparable numbers are first half '03 $15.1 million and $11.0 million for '02 giving you a growth rate of 38 percent. And on a worldwide basis, a growth of 26 percent for the first half of this year.

Dennis Harp: Great. Now on some of the initiatives to expand the label can you give us some indication of the timeframe especially for picking up indications other than kidney transplant?

Henri Termeer: Naseem, would you like to comment on that?

Naseem Amin: Certainly. In terms of the other organs outside of the kidney transplantation, as you know, several NDA's have been filed—sorry, IMD's have been filed in the U.S., one in the liver and the other in BMT. And we see those moving forward very rapidly. The only thing that would change is potentially the scope of the trial. And that it would be more of a, you know, a fully GCP compliance study and we would work with a regulatory agency to be able to design the trial sufficiently to get a label.

Henri Termeer: And how long would you see say this class will last, and when will we file for label changes?

Naseem Amin: The trials would last on average, probably usually between six months to one year. Enrollments are very quick in these patients because, you know, transplants are done very frequently. And a small number of centers—around 40 centers—in the U.S. due to the bulk of these transplants. So managing these trials will be relatively straight forward.

  In terms of BMT, certainly a very similar picture would be true.

Dennis Harp: Great. And one final question, and that's on the manufacturing front, if you are successful in continuing to grow Thymoglobulin sales, will you have any constraints on manufacturing that would limit your ability to meet demand?

Henri Termeer: We don't believe there are any constraints on manufacturing, Dennis.

Dennis Harp: Great. Well congratulations.

Henri Termeer: Thank you.

Operator: We go next to Yaron Werber with SG Cowen.

Yaron Werber: Yes, hi. Thanks for taking my question. Just curious, the SangStat gave guidance to do $118 to $136 million in revenues this year. Is that the kind of revenue guidance that we should be assuming in to the model? Well greater for the second half of the year?

Henri Termeer: Yes, that's the only guidance currently available to the market. And we're not using this call to change guidance on the corporation as a whole. So I would use out standing guidance of SangStat as a guide.

Yaron Werber: OK. And what's the price of Thymoglobulin right now in the U.S. and in Europe? And what are the margins on it?

Henri Termeer: Steve can you give us a comment on that?

Steve Dance: Let Steve Aselage comment on the price of the U.S. marketplace. From a gross margin point-of-view, the margin for Thymo in the U.S. is in the low to mid 70 percent range. And I expect that to increase next year. Half of our cost of sale is a royalty payment to Aventis which goes back to the original purchase of the product from Aventis in 1998. And that royalty will decline towards the end of next year. And that will add to the gross margin on a worldwide basis. But currently in North—in the U.S. we're looking at margins in the low to mid 70 percent range and around the mid 50 percent range for rest of world.

Steve Aselage: As far as pricing in the U.S. market which is the largest market for us right now, our average selling price is approximately $250 per vial. We have a spread on the pricing depending on the volume and the market share we get from our individual customers. But I think using a $250 per vial ASP is a fairly accurate way to look it.

Male: Treatment for patient?

Steve Aselage: Treatment per patient varies with the type of regiment that is being used. It's approved in the treatment of acute rejection. Normally that's a seven to 10 day regimen. And that translates to $7,000 to $10,000 per patient.

Yaron Werber: OK. Thanks very much.

Henri Termeer: Next question.

Operator: We go next to Sena Lund with Cathay Financial.

Sena Lund: Thanks for taking my question and congratulations for a great deal. My question is regarding the R&D pricing. I know there is some—the pipeline is complimentary. But can you talk about any overlap and any comment from the SEC or regulatory approval?

Henri Termeer: We think that from an SEC point-of-view, there's not particular concern here. But we obviously want to go to sort of through a process that will take about 30 days during the tender process. But we don't anticipate any particular problem because there's no direct commercial overlap between the two companies.

Sena Lund: Thank you.

Operator: We go next to Adam Walsh, Jefferies and Company.

Adam Walsh: Hey, good morning. Thanks for taking my question. In the second quarter press release here for SangStat, you were mentioning something about implementation of a contract amendment with Abbott in the second quarter which effectively reduced the cost of goods for GenGraf. The gross margin goes to about 29 percent. Do you expect the gross margin to be sustained at that level?

Steve Dance: This is Steve Dance from SangStat. Yes, I would expect the gross margin to remain at that level, the high 20 percent level for the duration of the agreement with Abbott.

Adam Walsh: Terrific. And I know there's been litigation back and forth between Novartis and Abbott on GenGraf. And most recently in April I believe there was a favorable ruling for Abbott in terms of GenGraf. Do you expect that litigation to continue? Will there be an appeal by Novartis? And do you expect that to impact GenGraf sales going forward in any way?

Rick Murdock: This is Rick Murdock. We know that Novartis has all ready stated that they intend to appeal. In fact, they may have all ready filed an appeal, I don't know. So we expect that to happen. We don't expect it to have a material impact. Our agreement with them goes through the end of 2004. And typically these kinds of appeal processes take 18 months to two years. So we don't anticipate any impact on our relationship.

Adam Walsh: Terrific. Thank you.

Rick Murdock: Next question.

Operator: We go next to Bill Tanner with Leerink Swan.

Bill Tanner: Thanks. I had a couple of questions on market growth, just kind of curious on looking at other organs for induction therapy as potentially a point-of-growth. You know, it seems like Zanapax and Simulect have been available for some in time. And yet, they seem to be mostly restricted to kidney transplantation. So just kind of curious as to where you see that going.

  And then also too it sounded like there might be some interest in trying to develop some protocol for maybe some immunosuppressant sparing such as cyclosporin sparing. I wonder if I could get a little more detail on that.

Henri Termeer: Yes, Naseem, let me ask you to comment.

Naseem Amin: Yes. I think kidneys make up probably close to 70 percent of organ transplantation. And the other organs have been growing slowly. I think in kidneys certainly there's been a greater growth because of an increase in living related cross-transplantation. In the other organs that's obviously not possible.

  I think the second question was, in terms of cyclosporine sparing in cross-transplantation. I think there have been a number of trials that are being done and this certainly, steroid sparing cyclosporine is where the current active research is ongoing. And I would say that is the main focus of transplant pathologists and transplant surgeons today, is because the Achilles heels of transplantation is the little chronic vascular rejection and so I would say that is where the transplant world is moving and we believe this agent will allow you, gives you a better chance to get there.

Bill Tanner: OK, and then I guess finally on RDP; wondering when we might see some data, some of the clinical data actually presented at a medical conference. I think you know to date, most of it's just been released on the SangStat website.

Henri Termeer: Rick?

Rich Murdock: Yes, I'm going to ask R.J. to comment on that.

R.J. Tesum: Yes, thank you. The presentation on RDP58 will be done at the AGA, which is the American Gastroenterology Association meeting, which is in Baltimore in mid-October. That will be the data from the ulcerative colitis trial. It's also being presented as an oral presentation at the UEGW, which is the European equivalent of DDW and that occurs in Madrid in October. So, you will see the clinical data presented by Simon Travis, who is the lead investigator at, as an oral presentation at both of those meetings, and the publication is obviously in progress.

Bill Tanner: And just any speculations as to how it actually works then?

R.J. Tesum: If I may continue. Actually we have a very good insight into how it works. Tim Fong presented at DDW in May, the mechanism of action, where we have identified a unique target. To our knowledge RDP58 is the first drug to actually go after this target, which we have called Traffic. It is a sub-cellular protein involved in the signaling of the pathway that stimulates cyclosporine such as TNF-Alpha, interferon-gamma, IL-2, and IL-12. Traffic is composed of three proteins; mid-88, phrastyx, and irax. So it's a unique compound targeting a unique set of peptides that has a dramatic effect on the inflammatory response of cells.

Bill Tanner: Well great. Thanks.

Henri Termeer: Next question.

Operator: We go next to Meg Malloy with Goldman Sachs.

Meg Malloy: Thanks very much. Wondering a couple of things. Could you talk a little bit about why you're doing this as an all-cash transaction, and also your valuation assessment? And then secondly, on the revenue breakout for SangStat. Could you go through the other revenue lines, you know beyond Thymoglobulin in the GenGraf?

Henri Termeer: Yes, the reason to use all cash is actually, for us that it is the least diluted way to complete this transaction. And Genzyme is in a based on cash position, and we're using our cash I think in a fairly good way in this transaction as Mike went through.

  In terms of the breakout between the Thymoglobulin and Lymphoglobuline products and the other products may be Steve don't think you can give some comments on that?

Steve Dance: Yes, thank you. For the first half of '03, SangStat worldwide sales were $62.9 million. That was a just over 14 percent increase over the corresponding period in '02. In addition to Thymoglobulin sales in the U.S. and Europe, we also sold GenGraf. Total sales of GenGraf were about $15.5 million in that first half. We also sell a product for organ preservation, called Celsior. U.S. sales of that product were approximately $300,000 in that period and European sales, about $1.5 million.

  We also have a revenue line called deferred revenue, which is the amortization of certain milestone payments from Abbott's which we're recognizing over the life of that agreement and that contributes around $800,000 per quarter or $1.6 million of the half year, and I think if you add all those up that'll come to about $62.9 million for first half sales.

  Next.

Meg Malloy: Great. Thank you. And any comment on the valuation?

Henri: In terms of valuation, we, of course, value business transactions, we're in negotiations here, we looked very much at the merits of the program; the strategic fit, the strengths of the products, it's profitability, the amount of leverage that we would expect, how to fit in to your overall financial picture of Genzyme. Then, we set a very strong high actually that we didn't want to do a dilutive transaction, so this is a transaction that excluding amortization, quickly becomes accretive. So we took all of those functions to consideration, we had, we created then a proposition in our minds that allowed us to negotiate with SangStat and meet both company's needs.

Meg Malloy: If I could just follow up on that then. What does that imply about bend for the pipeline and particular RDP58? I know you've planned to partner that out, but you also mentioned that you're developing some indication on your own. Could you give us a little bit more clarity around spending?

Henri: The individual breakout of all different portions so to do the valuation is tough for me to do on this call. We valued obviously in the traditional way, as you're very familiar. All the different components and it came up, it was arranged that also allowed our bankers to come up with a fairness opinion. So that is kind of how we did it. But I don't want to go into the individual components of the valuation at this, in this call.

Meg Malloy: OK. Thank you.

Operator: We go next to Craig Parker with Lehman Brothers.

Craig Parker: Good morning. A couple of quick questions and one perhaps more detailed. That 26 percent growth in Thymoglobulin first half '03 over '02, do you have that in local currency terms?

Henri: Steve, do you have that?

Steve Dance: Yes, that relates to our rest of world sales growth. The 38 percent sales growth in the first half this year over first half last year. Approximately 20 percent of that related to the strength of the Euro this year versus last year. So about 18 percent growth in terms of local currency sales.

Craig Parker: And you haven't really mentioned GenGraf, Henri as part of the rationale for the transaction. Are there any contractual impediments to your selling that asset after the deal closes?

Henri Termeer: Not really. GenGraf is of course a product that leverages just the sales activity of the sales force. It's not a product that has a high margin as was indicated earlier, but it does have a margin and has leveraged the sales force and it sells in the exactly the same call point. So it is a product that supports the overall activity. It is obviously is an Abbott product and we will see what will happen with that in the future.

Craig Parker: OK. And then on RDP58, that's dosed orally, is that correct?

Henri: Yes.

Craig Parker: And then, and I know that you've said it's not bioavailable, so is the activity purely at the level of the intestinal epithelial cell and literally no drug is absorbed?

Henri: Rick, can you comment?

Rick Murdock: Yes, I'll have R.J. to pick that up.

R.J. Tesum: Yes, thank you. We believe that this is a locally active agent. We are able to measure, we have an assay that is fairly good, and to date in normal volunteers, this drug does not have any bioavailability. So it really makes it an ideal agent for treating ulcerative colitis, which is a mucosal disease. It allows you to deliver the drug to the site of the disease and does not have any safety issues associated with it.

  In the clinical trials there were no safety related complications and so it was purely an efficacy play so to speak.

Craig Parker: And is it manufactured and supplied just by a specialty chemicals company?

R.J. Tesum: It's actually manufactured by a company in Europe, UCB in Belgium and that has a lot of experience manufacturing these kinds of peptide products.

Craig Parker: Alright. Thanks for taking all of my questions.

Henri: Next question.

Operator: We go next to Caroline Copithorne with Morgan Stanley.

Caroline Copithorne: Thank you. Couple quick questions. In terms of the expectations that it being neutral to moderately accretive in '03/'04 on a cash basis, what cost savings assumptions are built into that? I know you mentioned, maybe Mike mentioned public company cost, if there's anything else; you know pipeline rationalization et cetera and what the dollar amount might be?

Henri: Mike do you want to handle that?

Mike Wyzka: Yes. Caroline, as we go through the purchase accounting as I mentioned before, what we'll do is we'll come up with a fairly good estimate of what the amortization is as well as of some of the inherent synergies. The ones that are articulated and we'll talk about those upon the close, the ones I articulated were some of the filing costs for example, but which were fairly easy stuff when you take a public company and make it non-public and absorb it. Those are the registration fees, some of the accounting fees, some of the auditing fees, those type of things. So we see relatively easy synergies there. So in past purchase accounting, we'll see other synergies coming out the other side.

Caroline Copithorne: But when you eliminate on a cash basis, you're not going to be looking at the purchase accounting that you need to calculate and obviously you did some sort of financial projection both in valuation and to give this projection of neutral to moderately accretive. With that based on just assuming the elimination of the public company cost and not any other savings and you can get to that kind of level of accretion?

Mike Wyzga: Yes, to the best of our estimates now. Again, purchase accounting's a fairly detailed process and we did make some estimates on the purchase accounting impact of it. But essentially that's correct.

Caroline Copithorne: And then on the additional Thymoglobulin trials, were those, I mean does that include if we're looking at the run rate of R&D spending at SangStat, if they weren't running those trials, would we see that as a step up in the spending rates as you start those trials? And I'm not sure I caught exactly the timing and completion? If it's my kind of guesstimation was maybe you could get a label by late 2005, if it takes, you know, a year of follow-up and some recruitment and analysis filing and approval. Is that reasonable?

Henri: Yes. We would not expect in terms of the rate of R&D expenditure that you currently see within those numbers of SangStat, we would not expect to change dramatically as we start to cash through on the programs that Steve discussed.

Rick Murdock: Excuse me. A number of those trials actually are in our R&D planning. Not all of them, but for example the Living Donor Kidney Trial and the Liver Trial were ones that we had scheduled and really opened the IND's on. So they were in our planning process.

Caroline Copithorne: OK. And is it an assumption of a late 2005 for getting those labels? Does that seem pretty close if it's a year of follow-up and recruitment analysis and the filing, or am I off there?

Henri: Rick what's currently the assumption within SangStat?

Rick Murdock: Well these are phase two's; the ones that we just mentioned. I think that we are still in the planning process of thinking about the label indications and I think it's probably too soon. The same I think it's probably too soon to comment on that, but you may have more color on that.

Naseem Amin: Yes, I think it is too early to comment on a specific timeline.

Henri: I think generally you say, we'll say '05 is too early, so we have to look beyond that point. But we will be, once we have these things planned out tightly, we will communicate it with it directly to you.

Caroline Copithorne: OK, thank you.

Operator: We go next to Jennifer Chao with RBC Capital Markets.

Jennifer Chao: Great, thanks for taking my questions. Henri, maybe just stepping back and looking at it from 30,000 feet, how much additional top and bottom line growth could this acquisition provide over the next three to four years? And then looking at the company post the tracking stock consolidation and now the SangStat acquisition, what would you consider to Genzyme's major product growth engine at this point?

Henri: The product is now, at the bottom 120 plus million dollar runrate, and we would expect to maintain the growth rate that that represents within the programs that we've talked earlier into the future. So this program will from a top-line point of view, carry growth rate that's not too dissimilar to the growth rate overall of Genzyme.

  And we've talked about a growth rate of 20 to 25 percent for Genzyme, but this will fit in to that. Well there is leverage here that last allows for the accretion to occur in '05, and modest accretion potentially in '04. So we think in no way does this distract from the momentum that we've seen around Genzyme in terms of growth rate, top-line growth rate or bottom line growth rate. In fact it's added further diversification in an area where we—you are seeing us spending very significant R&D dollars, in immune-mediated diseases. So we are very consistent here with the intent that we've spoken about now for many years including extensively at the last analyst meeting that we are serious about developing a presence in immune-mediated diseases. And we're adding a possible business into Genzyme that gives us a presence in immune-mediated diseases; that has not only a presence in terms of a product, but a presence in terms of a pipeline. So in essence this is fairly exciting.

  Now what is the greatest growth story within Genzyme. Now we have a diversified picture that has a number of hundreds, $100 million products; some very larger than that currently in commercialization that all are growing. Fabrazyme and Aldurazyme are just the last two additions and Thymoglobulin will be in addition to that now as well. Of course Synvisc falls in that category and then we have Renagel and we have Cerezyme. So we have a bunch of programs that are growing, with Cerezyme being the most mature program, but as you could see from the last quarter it did grow very nicely there too, although some of the strength was from the currency fluctuations in Europe.

  So this transaction in many ways adds to the top-line growth of the company. It supports top-line growth, diversifies the top-line growth, but a particularly important from a strategic point of view, it adds, it gives credibility to our statement that we are going to play in immune-mediated diseases. And we were spending very significant R&D dollars in that area over a number of years and this further confirms that investment.

Jennifer Chao: And then just circling back to GenGraf for a moment. What is the impetus there for growth and does this growth primarily come from taking market share from existing players or further penetration in to the generic market?

Henri: GenGraf is a genetic product and it's not essential to consideration here to support, this low margin product; it's not an essential strategic; it's a tactical product that's, we haven't focused on very much as part of the strategic consequences of this transaction.

Jennifer Chao: OK, thank you very much.

Operator: We go next to Michael King with Bank of America Securities.

Michael King: Yes thank you for taking my question. I had some questions again to follow-up on the cost going forward. Number one, can you talk about what the new management structure is going to look like? Will everybody on the management team at SangStat continue to participate in their same capacity? Second, you also have, SangStat lists a number of overseas affiliates, and I'm just wondering if those will remain as affiliates? Maybe if you could speak to the nature of what that affiliate is and see if there may be any cost savings from that?

Henri: Yes, in terms of specific organizational questions, it's too early to start to discuss that. We will be going through a process to understand all the consequences of integrating these organizations, leveraging, building the best teams together to make sure that we get the effect, the desired effect, both domestically where it may be easier and internationally.

  In terms of any management changes at SangStat; with the exception of Rick, who probably, who took on the role of CEO quite recently, and I don't want to comment for Rick at the moment here, but we don't expect many changes. Rick, do you want to comment about yourself?

Rick Murdock: No, I think it's premature to do that as well, Henri. I'll comment a little bit on the other issue raised, which was the subsidiaries that SangStat has. These are sales and marketing groups in Europe and really there's a lot of synergy just from the standpoint of structural things, and so yes, I think that those are easily folded in and that should be very positive.

Michael King: OK and then can you talk about, turning again to RDP58, any idea, any speculation on your part as to why it was so active in ulcerative colitis but not as active in Crohn's?

Rick Murdock: I'll have R.J. answer that.

R.J. Tesum: Thank you. First of all I think it's important to recognize that we are still early in the development process particularly when it comes to Crohn's disease. But as I mentioned earlier, it is a topical agent. It clearly gets in to the epithelial cell and we don't know about cell layers deeper. So it makes a lot of sense that it would work in the mucosal disease like ulcerative colitis. But we have not given up on Crohn's disease. We are currently doing a phase two trial at a higher dose, so it may be that higher doses of RDP-58 work in Crohn's disease. It may be that we need to treat the patients for longer for reasons in our development program we only gave 28 days of therapy.

  So I think those are good examples of the fact that clearly it works extremely well in ulcerative Colitis. We have work to do in Crohn's disease to prove if it works. And we also are quite bullish on it for treatment of mucositis which once again is a mucosal diseases.

Michael King: OK. And one other quick question and then I'll get back in the queue. And it had to do with the, you know, specifics of the deal. Is there a breakup fee? What are the lockup agreements for management and some of the larger shareholders, because I guess Orbimed and Wellington own a fair chunk of the SangStat stocks. Are there going to be any lockups placed on the larger shareholders?

Henri Termeer: Anybody wants to take that? Jim or Mike.

Jim Geraghty: No, I think we can say clearly there is a break up fee as would be convention in a transaction like this. And here are no specific agreements with shareholders that have been entered into at this point.

Michael King: I'm sorry. Say that again?

Jim Geraghty: There are no specific agreements with shareholders—with independent shareholders that have been entered into at this point.

Michael King: OK. Thank you very much.

Operator: Once again if you would like to ask a question today, please press the start key followed by the digit one on your touch-tone phone. We go next to Ilya Kravitz with Mehta Partners.

Ilya Kravitz: Yes, thanks. My questions have been answered.

Operator: Once again if you would like to ask a question, please press the star key followed by the digit one.

Henri Termeer: Alright, Operator, then we can maybe close up the call since we've been at it for more than an hour. Operator.

Operator: There are no further—we go Louis Parks with Chesapeake Partners.

Louis Parks: Hi, guys. Congratulations. I just had one quick follow up. First of all is due diligence done? And are you happy with the way SangStat performed this quarter? And actually if you could give a little more detail on the background also that would be helpful.

Henri Termeer: No, the background is that we have been in touch with each other over quite a significant period of time. And there has been a fairly good connection between the two companies over this period of time. And as we were interested in what SangStat was doing. We were interested in IMD's. And we were always on the search process in the sense how we could become a commercial company in the field of new mediated diseases. And very attractive to the progress that Thymoglobulin in a very natural way in the marketplace and the leverage that it represented.

  We were very happy indeed through the confirmation that we saw in the second quarter which was announced last week. And the information that we saw again of the growth of Thymoglobulin, of the clinical results of RPD-58. And we're very impressed indeed with the culture at SangStat. And we said the determination, its global orientation which is unusual for a company this size to have as many affiliates in Europe as in the United States. And to have global orientation of the very early stage of its development. All things that we mimicked at Genzyme. We have a very international orientation. And a very pragmatic orientation if you like in terms of making sure that you have a product that has growth and has potential. This has also places to go in the pipeline.

  And the feel between the two companies actually from the beginning was very good. And then the teams that got together over time to do the more in depth due diligence both here and in Europe found tremendous cooperation by the group from SangStat. And I can only congratulate everybody working together in such a constructive way. And coming to a conclusion that did not surprise anybody. It was not one of these transactions where you have a lot of discovery going on as you go do the work. It was more confirmation of the understanding that had developed.

  So we feel very good about it. We feel very good about engaging in a transaction where we actually know the other side in depth over a period of time where the relationship stood the test of time. So that's my answer to it.

Louis Parks: OK. Great. Thanks a lot.

Henri Termeer: Again then, we will close off the call here. Thank everybody very, very much for participating this morning. This is an exciting strategic move for Genzyme. It is exciting for the employees of Genzyme and the employees of SangStat to start together to the future. We will have to go through the process of finalizing that transaction. There's a lot of stuff that will go on between now and September when we anticipate the transaction to be finalized.

  Let me thank again Rick and your team, all of the work that you've done to help us get to know you over the years. And I'm very glad that we finally came together this way. And I'm extremely bullish on what we can create together.

Rick Murdock: Thank you, Henri. I would just add that we're also very excited about this. We think it's a great moment for the employees and the shareholders of SangStat and we look forward to becoming part of a greater Genzyme.

Henri Termeer: Thank you very much. Bye-bye.

Operator: That concludes today's conference call. Thank you for your participation. You may now disconnect.

END

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GENZYME CORPORATION Moderator: Henri Termeer August 4, 2003 10:00 a.m. CT